REDCORP



NEWS RELEASE

News Release 03-05

Tulsequah Project Exploration - Initial Drilling Results

REDCORP VENTURES LTD. (RDV-TSX) (the "Company") is pleased to announce that its wholly-owned subsidiary, Redfern Resources Ltd., has completed the first five holes of the 2003 drill program at the Tulsequah Chief property. Partial analytical results have been received for four of the holes and are reported below. Tulsequah Chief is located 100 kilometers south of the town of Atlin in northwestern BC. The current program is designed to test a highly prospective area along strike to the west of the previously defined and reported resource, which remains open:

Category	Tonnes	Au, gpt	Ag, gpt	Cu %	Pb %	Zn %
Measured and Indicated	5,940,000	2.59	107.41	1.42	1.26	6.72
Inferred	3,000,000	2.42	107.86	1.10	1.19	6.38

Three of these initial holes, drilled on the same section from an existing underground drill station, intersected massive sulphide mineralization some 230 meters along strike to the west of the current resource and at shallow depths below the previous mine development. The targeted area is the down-dip and plunge extension of sulphide lenses which were partially developed in the period of production mining in the mid 1950s. This new mineralization is located in areas above, below and lateral to previous mine development, that were never tested by the previous operators.

A north-trending prominent fault, the 4400E fault, cuts and offsets the mineralized horizon in this area with offsets interpreted to be less than 50 meters. The upper two holes intersected massive sulphide mineralization on the west side of the 4400E fault, the lowermost hole has intersected (visually) massive sulphide mineralization on the east side of this fault. These intersections are interpreted to form part of a single faulted sulphide body.

Hole TCU03072 intersected 8.1 meters of predominantly pyrite-facies massive sulphide mineralization grading 1.26 gpt gold, 19.7 gpt silver, 0.55% copper and 2.56% zinc. Fifty meters down dip, TCU03073 intersected 19.57meters of semi-massive to massive pyrite-facies sulphides. The upper portion of this intersection contains 9.56 meters grading 1.72 gpt gold, 17.2 gpt silver, 1.50% copper and 0.41% zinc. beneath this interval is a 5.9 meter section averaging 1.34 g/tonne gold, but with low base metal values. The third hole, TCU03074 was targeted 50 meters down dip of TCU03073, and intersected 2.2 meters of zinc-facies sulphide mineralization before intersecting the 4400E fault zone. The rocks encountered on the west side of the fault in this hole correlate with stratigraphy below the mineralized horizon, indicating that the bulk of the target horizon is offset by the fault. Assays are pending for this hole. All widths are interpreted to be close to true width.

REDCORP VENTURES LTD.

Suite 760, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 • Fax: 604 669 5330

REDCORP

Hole #	From (m)	To (m)	Width (m)	Au (gpt)	Ag (gpt)	Cu (%)	Zn (%)
TCU03072	282.3	290.4	8.1	1.26	19.7	0.55	2.56
TCU03073	238.7	248.3	9.6	1.72	17.2	1.50	0.41
plus	254.0	259.9	5.9	1.34	*NSV*	*NSV*	*NSV*

** NSV – no significant values*

Two additional holes, drilled from surface at the start of the program, intersected the favourable stratigraphy some 200 meters to the west of the underground holes. These holes encountered intense alteration and semi-massive pyrite mineralization with anomalous base and precious metal values interpreted as a more distal expression of the mineralized zone. No significant grade intervals were obtained in these holes.

The Company is extremely encouraged by these initial results, as they confirm the presence of significant thicknesses of massive sulphide mineralization and associated alteration along strike to the west of the current resource, and indicate at least 400 meters of prospective strike length in this direction. This 400 meter length remains virtually untested down dip. The current resource at Tulsequah extends over 700 meters down dip and it is expected that the new extension zone may have a similar dip extent. The mineralization in the reported holes is similar to intersections obtained in the upper levels of the current resource, where thick sections of pyrite-facies massive sulphide mineralization also occur. The quartz-sericite-pyrite footwall alteration below the massive sulphides is observed to be extremely intense. Lithogeochemical sampling of the holes is planned to quantitatively characterize the alteration zones and volcanic stratigraphy.

Ongoing drilling will continue to test the new massive sulphide zone down dip and along strike of these initial holes, with the program expected to last into October.

All analytical work for the current program is being done by Eco-Tech Laboratories Ltd. in Kamloops, BC and a systematic series of quality control samples, including sample duplicates, blanks and standards, is being inserted in the sample batches on the property. The exploration program is being supervised by Redfern's Vice President of Exploration - Robert Carmichael, P.Eng who is the Qualified Person for technical reporting for the exploration program.

Further information on Redcorp and the Tulsequah Project can be obtained on the Company's website at www.redcorp-ventures.com and at Redfern's website at www.redfern.bc.ca

ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.

Per: "Terence Chandler"
Terence Chandler, President

This document contains certain forward looking statements which involve known and unknown risks, delays and uncertainties nut under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward looking statements.

REDCORP VENTURES LTD.

Suite 760, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 • Fax: 604 669 5330